CITY MEDIA, INC.
4685 South Highland Drive, Suite 202
Salt Lake City, Utah 84117

June 9, 2011

United States Securities and Exchange Commission	via Facsimile Transmission and EDGAR
Division of Corporate Finance
100 F Street
Washington, D.C. 20549

RE:          City Media, Inc.
Registration statement on Form S-1
File No. 333-171488

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Ladies and Gentlemen:

On behalf of City Media, Inc. (the “Company”), I am hereby requesting the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of June 15, 2011, at 9:00 AM Eastern Time, or as soon thereafter as is practicable.  Additionally, on behalf of the Company, it recognizes and agrees that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone.

Sincerely,
City Media, Inc.

/s/ Thomas J. Howells
Thomas J. Howells, CEO